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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026


This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

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On September 25, 2001, Michael Capellas, Chairman and CEO of Compaq, posted the following letter on Compaq's website, compaq.com and on its internal intranet:

September 25, 2001

Dear customer,

You've heard and read a lot by now about the proposed merger of Compaq and Hewlett-Packard. I know you have a lot of questions about what it means for you and your relationship with Compaq. I wanted to write to you directly about the merger, why it makes sense and what's in it for you.

First, I want to thank you for your business and to pledge to continue to provide you with the best technology, the best services and the best support. You can buy with confidence from Compaq because the commitments we make to you today will be honored. We don't know any other way to do business.

At the end of the day, this merger is not about Wall Street or market share. It's not about size. It's about one thing: you, our customers. Carly Fiorina, HP's chairman and CEO, and I pursued this merger because we believe it enables us to do even more for you - to take the best of both companies and create superior customer value. I am confident that the new HP will do that better than any other company in our industry - for large enterprises, small and medium businesses and consumers.

I've met with hundreds of customers since the beginning of the year, and I hear several consistent messages. You want fewer partners. You want an IT partner who can reduce complexity and the number of moving parts. You want someone who can put all the pieces together and let you focus on meeting the needs of YOUR customers. You want someone who delivers creative new approaches for getting the most value and flexibility out of your IT investments.

At Compaq, our vision is to be the leading IT solutions provider. We have already established ourselves as an industry leader in product innovation and global delivery. More recently, we have moved aggressively to build on our considerable strengths in global services and to expand our solutions capabilities. Our strategy has not changed, but our ability to deliver on that strategy - and to meet and exceed your needs - will be greater than ever in the new company.

Carly and I learned very quickly that Compaq and HP share a common vision of the industry, a common commitment to innovation and a common commitment to customer success. By combining our two companies, we will deliver a new cost and value model for the enterprise - a model grounded in our commitment to open, market-unifying standards. We will extend the value of our solutions with services and software. And we will drive useful innovation with the rich intellectual property portfolio - and the significant R&D investments - of both companies.

By marrying HP's "Invent" and Compaq's "Inspiration Technology," we will build a true innovation machine. We will define the technologies and solutions that transform your business and personal experiences - from fault tolerant servers at the high end, to powerful data center servers, to industry standard servers delivering content and Web services at the edge of the network. We will continue to be a leader in enterprise networked storage. We will drive


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a new generation of innovative access devices and increasingly intelligent printing and imaging systems. And, we will provide the services to plan, design, implement and manage the whole complex.

Both companies are also skilled at partnering. The combined company will be the largest partner by far of Intel, Microsoft, Oracle, SAP and many others. No company will have more support from independent software venders. And we will be in an even better position to leverage the best of the industry for your benefit.

It all adds up to world-class innovation and quality, the broadest range of products and services, comprehensive solutions, the best understanding of customer challenges, and increased sales coverage and support. It also adds up to a company with the financial strength and stability to deal with the most challenging markets.

We do not underestimate the task of combining two large companies. But we have already developed a comprehensive integration plan, and we will do even more detailed planning in the months ahead. Our goal is to make the integration process as seamless as possible for you.

In the meantime, Compaq will continue to focus on our mission: to deliver superior customer value through innovative products, integrated into solutions and delivered globally. Our promise to you is that we will work harder than ever to help you compete and win in a challenging environment. Nothing is more important to us than your success.

I know that many of your questions involve individual products and services. I encourage you to visit our Merger Update site on Compaq.com, where you will find additional information on the merger and a list of frequently asked questions from customers. You can find this site at www.compaq.com/inside/merger/index.html.

I am genuinely excited about the potential of the new HP. It will be a great company with an unwavering commitment to invention and innovation, and an enduring commitment to meet and exceed your needs. We look forward to the opportunity to demonstrate why Compaq today and the new HP tomorrow should be your IT partner of choice.

Sincerely,

/s/ Michael Capellas
---------------------------
Michael Capellas
Chairman and CEO
Compaq Computer Corporation



FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 18, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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On September 24, 2001, Peter Blackmore, Executive Vice President, Sales and
Services, of Compaq distributed the following email message to certain Compaq employees and contractors. On September 25, 2001, the message was also posted on Compaq's internal intranet. The email message refers to four articles, the texts of which follow the email text below:

To:  Global Sales and Services Team

These are very challenging times for all of us as we adjust to the aftermath of last week's events in the USA. I know you've seen Michael's emails about Compaq's personal loss and the many ways we are supporting the families affected by this tragedy as well as helping our customers and the government rebuild their operations. Tenacity has always been one of the many strengths of Compaq employees - as well as the American people - and I have no doubt it will get us through this difficult time.

Obviously, the merger is also a major focus of all of our communications - with each other, with our customers and with our partners. Since we announced this two weeks ago, I have talked to and heard from many of you and also talked to a lot of customers. I know there are many questions and more information needed especially during the next two to three quarters.

The purpose of this letter is to give you guidelines around field engagement and convey what I believe are the most important issues for the Sales and Services team going forward. This is key to how we will:

                - Build customer and partner confidence; and
                - Drive strong revenue over the next several quarters.

First, I want to emphasize that this merger is not a defensive move. It is a bold, offensive move to change the competitive landscape in our industry. The combination of our two companies' enterprise capabilities and strengths will give us market leadership in many strategic areas and further position us to go head-to-head with our competitors, IBM and others. This is absolutely the right path for Compaq, and I want you to know that I am fully committed to making this merger a success.

The reality, however, is that until the merger closes, we are two separate companies, and we must continue to compete aggressively against all of our competitors, including HP. Important legal restrictions apply while the merger is pending, and below are the rules of engagement we must all follow:

                            FIELD RULES OF ENGAGEMENT

THINGS WE MUST DO:
- Continue to compete aggressively with all competitors, including HP, as if the merger had not been announced.
- Stay focused on our customers and partners - continue building close relationships.
-    Lead with Compaq's services and solutions.
- Assure customers that all customer commitments made by Compaq, including contracts and product and services warranties, will be honored according to their terms.
-    Continue to drive revenue opportunities and current business objectives.
- Use only the approved materials and guidelines on the Merger Communication Website to communicate with and answer questions from customers and partners.


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THINGS WE MUST NOT DO:
- Speculate on future product offerings, future organizational changes, or business practices.
-    Contact your counterpart at HP or make joint sales calls.
-    Exchange customer and pricing/cost data.
- Coordinate pricing, selling, marketing, customer solicitation or competitive-strategy activities.

BUILDING ON CUSTOMER AND PARTNER CONFIDENCE
As we adhere to these guidelines, how do we convince our customers and partners that Compaq is the best company to partner with today and going forward?

You have already built some of the strongest and most successful partnerships in the industry by being close to our customers and partners and understanding their business. They need to know that hasn't changed, and that Compaq remains committed, more than ever, to their success.

I know you need help doing that with more clarity around Compaq's strategy and product roadmaps. You'll find the following materials on the Inline Merger site, including a new Customer / Partner Q&A that provides the additional detail you need:

                - Customer letters addressing Compaq's overall commitment to customers and to specific technologies: high performance computing, NonStop Himalaya, High Performance Servers, Storage, ProLiant and Access.
                - Partner letters (Channel and Alliance)
                - Customer / Partner Q&A
                - Customer / Partner presentation (to come)

These materials have been approved by Legal and the Integration team for use externally, provided the instructions posted on the site are followed. We will continue to keep them updated and add new material as it is becomes available.


DRIVING STRONG REVENUE OVER THE NEXT SEVERAL QUARTERS
We can maintain our momentum by staying aggressive and communicating Compaq's strengths around our comprehensive range of products and services. Our strategy and the value we can deliver have not changed.

We have tremendous capabilities with our industry standard ProLiant servers and Access products, and we will be even more price-aggressive. We have great opportunities to grow our NonStop Himalaya and Storage business, as evidenced by our $100 million win with Sabre to create the next generation travel technology platform. We are already driving strong Services-led wins, and with the merger, we will double the critical mass of our Services. Our Computing on Demand offerings, outsourcing and financing capabilities are great competitive weapons for us in this tough market. We need to continue to lead with them. We have given clear guidelines for Alpha and UNIX migration plus support for OpenVMS, so while this area is the most challenging, we have a clear approach for our customers.


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All customer commitments made by Compaq -- including contracts and product and services warranties -- will be honored according to their terms.

We must continue to not only defend, but also attack in the market. We need to continue to drive our current business objectives - integrating services into our sales efforts, identifying back office savings, and controlling operating expenses. We must also execute the Worldwide Region Change Program, coordinated by Mike Mulcahy, to ensure that we continue to move toward becoming a solutions and services company while achieving our operating objectives. These will all make a difference in this tough market.

I know it's been difficult - and frustrating - to see the disappointing coverage of the merger in the news media and by analysts. I believe the announcement took many people by surprise. I can assure you that there are ongoing, focused efforts to influence more positive opinions. We are beginning to see evidence of this, and I encourage you to read the following articles:

  - "AN OPEN LETTER TO CARLY FIORINA AND MICHAEL CAPELLAS," by Patricia B. Seybold, industry analyst. Seybold writes: "I believe that your combined company will have the strength and reach required to excel in tighter economic times. And I think that the HP/Compaq merger will benefit your mutual customers and prospects."
     (link removed; see document below)

  - "HEWLETT-PACKARD AND COMPAQ LOOK TO THE FUTURE," IDC Executive Insights. "We regard today's announcement of the creation of a new $87 billion global technology and services supplier as significant as any in the evolution of the IT industry ...The first step is for suppliers to acknowledge the changing value proposition associated with providing more seamless solutions over point technologies. Today's announcement was a giant step in that direction."
     (link removed; see document below)

  - HEWLETT-PACKARD ACQUIRES COMPAQ - AN INFRASTRUCTURE HARDWARE PERSPECTIVE, IDC Bulletin. "The proposed merger between Compaq and Hewlett-Packard presents a real threat to competitors in the infrastructure hardware market and they will have to sit up, take notice and plan accordingly to compete with this potential systems giant." (link removed; see document below)

  - "THE COMPAQ-HP MERGER: IT'S ABOUT SURVIVAL," The Forrester Brief (link removed; see document below)

  - Genentech, Inc., a customer on advisory committees for both Compaq and HP, wrote: "I see many more synergies than Wall Street does, and a lot more in the way of offsetting strengths and weaknesses than they are currently reporting."

Michael and I, along with the region management and account managers around the world, have contacted hundreds of customers since the merger was announced, and we will continue to focus on these relationships. While we have some customers with issues or questions about the merger, which we are addressing, it is clear the majority of our customers are behind us and are positive about the value of the combined company. If you need my involvement or Michael's to address key concerns or issues with a customer, please do not hesitate to let me know. After all, the confidence and endorsement from our customers is what's most important.

In closing, I want you to know how much I appreciate your efforts and proven commitment to Compaq. In my meetings with you around the globe and in each month's Blackmore Report, I hope I convey that.

I will continue to keep you as updated as I can on information that affects the Sales and Services organization. Please send me your comments or questions so that I can do my best to address your needs and those of your customers and partners. For example, I have been asked about the 2002 field sales conferences and GoldQuest, and I can tell you that these events will continue and are absolutely on target.

I am very honored to be named to the senior executive team for the merged company with responsibility for the IT infrastructure business and enterprise sales. There will be many challenges for us - it is a bold move and one that will once again redefine the computer industry. What inspires me, and what I want you to focus on, is the fact that this merger will provide even greater opportunities for growth and deliver superior value for our customers.

Regards,
Peter



FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 18, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

* * * * *

-C-Patricia Seybold Group's CUSTOMERS.COM-R- SERVICE - September 6, 2001

"AN OPEN LETTER TO CARLY FIORINA AND MICHAEL CAPELLAS"
BY PATRICIA B. SEYBOLD

DEAR CARLY AND MICHAEL,

Good move! As a customer advocate, I applaud the proposed merger of Hewlett-Packard Company and Compaq Computer. I hope you can successfully run the gauntlet of regulatory approval on both sides of the Atlantic. I believe that your combined company will have the strength and reach required to excel in tighter economic times. And I think that the HP/Compaq merger will benefit your mutual customers and prospects. So, why is this proposed merger such a good fit from the customer standpoint?

BLENDED CHANNEL STRATEGY. Both of your companies have been committed to offering a blended channel strategy worldwide, giving customers their choice of where and how they choose to purchase systems and to receive service and support--at their favorite local retail store, manufacturer-direct from your Web sites and 800 numbers, through dealers and value-added resellers, or, for the largest accounts, through your direct sales and service organizations.

Moreover, both of your companies have already started implementing channel-friendly strategies with shared customer information. So the customer can rest assured that no matter where he purchases his computing gear, both the dealer/retailer and the manufacturer will recognize him as a customer (if he so desires). At the same time, you've both been continuously improving your build-to-order and streamlined supply chain capabilities. It's true that neither of your companies has completed the roll-out of a COMPLETE blended channel strategy worldwide, yet both of you have been working on similar strategies for two to three years. So, continuing the blended channel strategy in your new merged entity will be much easier and faster than it might otherwise have been. You'll encounter less resistance from partners and from within your own organizations.

DEEP, GLOBAL PRESENCE. Both of you have invested heavily in becoming truly global players. Yet, you've both maintained a great deal of sensitivity to localization and cultural issues. For the consumer and the small business, you offer the comfort of being a mass-market player with competitive pricing and local service-and-support infrastructure. For a larger, multinational company, your combined resources compare favorably with that of the competition--notably IBM--giving customers freedom of choice.

BROAD PRODUCT LINE. Together, your two firms offer a complete spectrum of computing products and services, from hand-held appliances to hosted services, with everything in between--printers, PCs, servers, disk storage, application and network management, outsourcing, and financing.

ENTERPRISE CLASS SERVICES. We realize that the major battle you'll be waging for the hearts and minds of customers will be in large enterprise accounts. By combining the heritage and strength of the Tandem, Digital, HP, and Compaq organizations, you will be able to compete effectively to provide full service solutions to the world's largest corporations. Both of you are now clearly aligned around Intel 64-bit architectures. And both of your firms have moved aggressively to embrace the current Internet operating environments for intra- and inter-enterprise applications. So you're well positioned to help corporate customers take advantage of core services like security, network management, quality of experience monitoring, and process management as customers select the solutions that are right for their businesses. Then, you'll be able to offer these enterprise customers a host of outsourcing and management services, letting each enterprise decide which applications and solutions to maintain and host themselves and which ones they'd like you to manage for them.

CONSUMER APPEAL. Corporate customers are people too, with homes and families. That means that, while your major combined strategic thrust may be to meet IBM in the enterprise market and to beat Sun and Dell in corporate accounts, you also have the advantage of good brand awareness and excellent penetration in the consumer market. Business people who use HP solutions in their offices may gravitate towards HP products for their homes as well, as long as your consumer products continue to compete favorably with the other consumer brands, e.g., Sony.

KEY FOCUS & DIFFERENTIATOR: TOTAL CUSTOMER EXPERIENCE

As you complete this merger, we recommend that you make the quality of the total customer experience the key cultural linchpin for your focus. This is going to be a critical issue in securing regulatory approval. Carly, you have already made Total Customer Experience (TCE) a rallying cry at HP as you've moved the company from being overly product-focused to being equally customer-focused. We strongly recommend that you continue this unwavering focus on customer experience and use it as your guiding principle in making the myriad of decisions that will have to be made as you merge the two companies' operations and product lines. If you keep everyone fanatically focused on their customers, rather than on internal politics, you have a shot at succeeding where others have failed. In fact, if you combine Carly's charisma with her fanatical focus on the customer experience, it's possible that the "new" HP will be able to make fast progress through the normal paralysis and self-preservation that always accompany a large corporate merger. There's nothing that cuts through internal politics better or faster than a customer-driven mandate. Carly may just have a shot at reinventing a huge company from the outside in--from the customers' point of view.

Both HP and Compaq have been making strides in facing the daunting challenge of offering a great customer experience across distribution channels and interaction touchpoints. But both of you have only tackled the tip of the huge customer experience iceberg. We believe that the quality of the customer experience (QCE) you offer to your enterprise, business, and consumer customers as you affect this proposed merger is the key to your success in this undertaking. We've taken the liberty of outlining a few of the key areas we hope you'll focus on early and often as you craft a new combined corporate culture, operations, and product lines.

BRAND IMAGE. Customers relate to a brand. They have an experience with a brand as they purchase and use products and services. In today's global economy, company brands have become much more powerful than product line brands. What will the new branding be? HP/Compaq or Hewlett Packard? Compaq has the strongest brand recognition in the PC space; HP has a much stronger brand in printers and in business computing. Although both brands are strong, HP will hold up better as a company brand, while Compaq is much more of product line brand. We recommend that the new corporate brand be a rejuvenated HP (not Hewlett-Packard; that's too old-fashioned) and that Compaq become the product line branding for all computer products, rather than, say Presario.

CORPORATE ORGANIZATION. Organize the combined company around customer sets and their needs first, with product families second. Carly's organizational structure for HP, with a few product and service delivery groups supporting two customer-focused enterprises (enterprise and consumer), is the ideal structure for a customer experience-focused company with a broad set of product offerings. It avoids duplication of effort, yet makes the different customer sets' priorities the driving force. We would recommend, however, that you add a third customer enterprise--one focused on the needs of small and mid-size businesses. These three customer enterprises (consumer, small-medium business, enterprise) should include sales, marketing, professional services, distribution channel management, and customer support. Product and services development and delivery organizations should be grouped around types of products (PCs, Imaging/Printers, Servers, Network Management, and so on). Continue Carly's current gameplan of making customer experience metrics a key part of all employees' performance-based compensation.

BUILD A CUSTOMER-CENTRIC DISTRIBUTION & SERVICE MODEL. You're already on the right track with your blended channel approach to distribution, but you need to go much farther, much faster. As you consolidate and streamline your joint operations, give customers' control over their profiles, their transaction histories, their configurations, and their customer support histories and interactions. No matter where they purchase their products, make sure that the customer, retailer, dealer, and manufacturer all have shared access to the complete 360-degree view of all customer interactions and transactions across distribution channels and touchpoints. This is a big job, but you're going to need to merge all these customer-touching operations anyway. Why not place the customer in control and at the center?

USE TCE AS YOUR DESIGN CENTER. You have an opportunity to redesign a company with customers at the core. From the time a product is in the concept stage to the time it's ready to be replaced, the quality of the customer experience should be the key design criteria. Today, both of your companies are struggling to contain the costs of customer support while delivering high-quality service. The bar for customer service will continue to be raised in the customer economy. The only way to be able to meet and exceed customers' expectations is to design products and services that are optimized to deliver the best possible quality of customer experience. This will be a continuing challenge for both companies. You both come from an engineering-driven culture; not a customer-driven culture. Too often, products are designed with nifty features that aren't completely thought through from the standpoint of key customers' scenarios. You need to develop a center of excellence around customer-scenario-driven design for all of your products and services, relevant to all geographies where you expect to have a major presence.

DON'T NEGLECT SMALL AND MEDIUM BUSINESS CUSTOMERS. It will be tempting, given the need to focus and to deliver quick results to shareholders of your combined company, to devote most of your attention to winning in the enterprise market. Remember that the world's economic growth will be coming increasingly from small and mid-size companies, not the world's largest companies. HP and Compaq combined are probably the best-positioned of all the players to service small and mid-size companies through your blended distribution-channel approach. While you should definitely compete with IBM, Sun, Dell, et al in the large corporate accounts, you also need to be able to compete and beat those players and many others in the small to medium companies around the world. It would be a strategic mistake to ignore this huge and growing market. You need to build on your strengths and to address your shortcomings in appealing to this market. In particular, you'll need to invest more in direct customer support for the small to medium business market. This has not been an area of strength for either HP or Compaq in the past.

RE-DESIGN FROM THE OUTSIDE IN

Everyone gives lip service to being customer-centric. And any executive team undergoing a major merger like this would know that they need to spend a lot of time with customers to take their pulse, understand their issues, and make commitments to continue to support those customers' strategic directions. But, Carly and Mike, we expect you to go beyond customer-courtesy. We want you to redesign two huge computer manufacturers into one customer-passionate, profitable, and winning organization. And you need to move fast! Customers won't wait around through three years worth of inertia and confusion.

-C-2001 by Patricia Seybold Group, 85 Devonshire Street, 5th Floor, Boston Massachusetts 02109-3504. Telephone 617.742.5200, Fax 617.742.1028, Internet:
http://www.psgroup.com. Reproduction in whole or part is prohibited. For reprint information, call 617.742.5200.

MOBILE EBUSINESS
IDCFLASH
"EXECUTIVE INSIGHTS: HEWLETT-PACKARD AND
COMPAQ LOOK TO THE FUTURE"
ANALYSTS: CRAWFORD DEL PRETE, MICHAEL MELENOVSKY, AND LEE DOYLE

WHAT IS THE IMPACT OF THE PROPOSED MERGER BETWEEN HEWLETT-PACKARD AND COMPAQ?

We regard today's announcement by Hewlett-Packard and Compaq as indicative of both the short- and long-term trends in the global IT supplier marketplace. Today's announcement marks a formal recognition that the individual pieces of a technology solution are not enough, be that for a consumer or an entire enterprise. In recognition of this, two of the world's largest suppliers are joining forces with a long-term vision of providing more complete solutions, from access devices (mobile and tethered), to output devices (printers) and all of the "glue" servers, storage, and services to make it happen. In making this vision a reality, the new company will face a daunting task of rationalizing product lines as well as sales and services organizations. In our view, this is an aggressive move by both suppliers that will accelerate near-term pain for long-term benefit.
FILING INFORMATION
September 2001
IDC #
Volume:
Tab:
AIDC
5 Speen Street o Framingham, MA 01701
(508) 872-8200 o Fax (508) 935-4015
2001

- 2 - A IDC
ANNOUNCEMENT HIGHLIGHTS

On September 4, Hewlett-Packard and Compaq Computer announced plans to merge. Details of the agreement include the following points:

o Hewlett-Packard and Compaq will merge to create an $87 billion global company.
o The merger is expected to generate cost savings of $2.5 billion annually by the middle of FY 2004. Pro forma assets of $56.4 billion, annual revenues of $87.4 billion, and annual operating earnings of $3.9 billion (based on both companies' last four reported fiscal quarters).
o Under the terms of the agreement Compaq shareholders will receive .6325 of a newly issued HP share for each share of Compaq, giving the merger a current value of approximately $25 billion. The transaction is expected to close in the first half of 2002.
o The new HP will be structured around four operating units: o A $20 billion Imaging and Printing business led by Vyomesh Joshi, currently president, Imaging and Printing Systems HP
o A $29 billion Access Devices unit led by Duane Zitzner, currently president, Computing Systems of HP
o A $23 billion Infrastructure business, including servers, storage, and software led by Peter Blackmore, currently executive vice president, Sales and Services, Compaq
o A $15 billion Services business, with 65,000 employees in consulting, support and outsourcing led by Ann Livermore, currently president, HP Services
SNAPSHOT ANALYSIS
KEY POINTS
#1 HP AND COMPAQ -- INEVITABLE AND NECESSARY
The proposed merger between HP and Compaq is indicative of both the current market conditions and the long-term structure of the information technology supplier marketplace. Both suppliers own large market share positions in their own right, and after today's transaction is completed will be the share leader in nearly all of the segments in which it competes (see tables 1-5). In the hardware space, each of these segments has become increasingly competitive, with product differentiation harder and harder to achieve. In such cases, industry consolidation is a natural phenomenon. In many industries (e.g., memory, hard disk drives, mobile phones),

A IDC - 3 -
consolidation has been a way to gain efficiency in terms of procurement, supply chain management, and design optimization. We expect that in this case HP will look for some of the same efficiencies. In fact, the company has already stated that in the case of Compaq today 18-20% of its product costs are related to logistics, an area that could certainly be rationalized post merger.
TABLE 1
COMBINED WW HP/COMPAQ PC SHIPMENTS AND SHARE, CYQ2 2001
RANK UNIT SHIPMENTS (M) SHARE (%)
1. HP/COMPAQ 5.6 19
2. DELL 4.0 14
3. IBM 2.1 7
4. FUJITSU SIEMENS 1.3 4
5. OTHERS 16.3 56
Source: IDC, 2001
TABLE 2
COMBINED WW HP/COMPAQ TOTAL SERVER REVENUE AND SHARE, CYQ1 2001
RANK REVENUE ($B) SHARE (%)
1. HP/COMPAQ 4.07 30.6
2. IBM 3.28 24.7
3. SUN MICROSYSTEMS 2.04 15.4
4. DELL 0.89 6.7
5. OTHERS 3.00 22.6
Source: IDC, 2001

- 4 - A IDC
TABLE 3
WW SERVICES REVENUE AND SHARE, 2000
RANK REVENUE ($B) SHARE (%)
1. IBM 33.2 8.4
2. EDS 19.2 4.9
3. HP/COMPAQ 14.0 3.6
4. CSC 10.2 2.6
5. ACCENTURE 10.2 2.6
Source: IDC, 2001
TABLE 4
COMBINED WW HP/COMPAQ PRINTER SHIPMENTS AND SHARE, Q2 2001
RANK UNIT SHIPMENTS (M) SHARE (%)
1. HP/COMPAQ 6.38 38
2. EPSON 3.45 21
3. CANON 2.74 17
4. LEXMARK 1.91 12
5. OTHERS 1.90 12
Source: IDC, 2001
TABLE 5
COMBINED WW HP/COMPAQ DISK STORAGE SYSTEMS REVENUE AND SHARE, 2000 RANK REVENUE ($B) SHARE (%)
1. HP/COMPAQ 8.34 26.3
2. EMC 5.61 17.7
3. IBM 3.63 11.5
4. OTHERS 14.15 44.5
Source: IDC, 2001

A IDC - 5 -
#2 A COMBINED THREAT TO IBM?
We believe the combined HP/Compaq will position itself as a strong competitor to IBM in terms of being able to provide leading-edge access and enterprise class technology and infrastructure support services. We note while the combined HP/Compaq services and product portfolio will certainly be stronger, the investment and associated revenue stream IBM derives from its technology group in OEMing non-IBM products will be approximately $14 billion this year. Therefore, while HP/Compaq is clearly a larger entity than before, we do not expect that the company will evolve to look much at all like IBM, rather like a new breed of industry standard-based open-solution provider.
#3 A MORE ATTRACTIVE PARTNER
As an $87 billion entity, HP/Compaq will represent a huge customer for component suppliers and partner for downstream products and services. Today, while HP and Compaq are both committed to open industry standards, exactly which standards efforts are supported are sometimes understandably not the same. By speaking with a single voice, whether it's for the form factor of next-generation server blades, or the clustering technology for new operating system revisions, one large voice makes for a great partner. Expect the company to make use of this new-found status.
#4 EXPERIENCE WITH DISPARATE ARCHITECTURES
With this merger in place, HP/Compaq will represent the amalgamation of multiple architectures and environments. Apollo, Tandem, Digital, Compaq, and HP make up the experience set that will be drawn upon to solve customer problems. While there are obvious challenges associated with bringing together all of these skill sets, we believe the collective experience of bringing together different enterprise architectures will be invaluable to HP/Compaq over the long term. As industry standard technology can be deployed in increasingly sophisticated environments, the need to merge existing architectures (proprietary or not) with new open standards will be at a premium. Look for HP/Compaq to leverage this important skill set. IDC believes the services organization is in an excellent position to act as a "trusted advisor" to help businesses migrate to these new architectures.
#5 STRONGER PLAYER IN THE XSP MARKETPLACE
The combined HP/Compaq will provide high-touch sales and services to a range of global service providers. The new HP/Compaq should be able to build upon each company's current moderate success in selling servers, storage, and management software to service providers. The combined company is likely to focus first on the xSP data center with additional opportunities available in 3G wireless, broadband, and next-generation voice markets. HP/Compaq's ability to execute and gain share in the xSP space is critical to future revenue growth.

- 6 - A IDC
CONCLUSION
We regard today's announcement of the creation of a new $87 billion global technology and services supplier as significant as any in the evolution of the IT industry. In 1982, Rod Canion founded Compaq on the idea that customers were looking for an easier, more transportable way to use the PC. Over the ensuing 19 years, technology evolved to deliver performance levels far beyond the expectations of most people. In 2001, technology is beginning to fade to the background, being replaced by the need for more seamless solutions that solve the business problems of customers. This is not a transition that will happen overnight, but rather one that requires patience and a long-term vision. The first step is for suppliers to acknowledge the changing value proposition associated with providing more seamless solutions over point technologies. Today's announcement was a giant step in that direction.

INTERNET INFRASTRUCTURE
HARDWARE
Bulletin
"HEWLETT-PACKARD ACQUIRES COMPAQ - AN
INFRASTRUCTURE HARDWARE PERSPECTIVE"
ANALYSTS: MARK MELENOVSKY, JEAN BOZMAN, VERNON TURNER, AND MARTIN HINGLEY

WHAT ARE THE PROS AND CONS OF THE ANNOUNCED HP ACQUISITION OF COMPAQ AND WHAT ARE THE IMPLICATIONS FOR THE IT INDUSTRY?
During IDC's Enterprise Server Vision conference on August 1 st , one of the predictions for the upcoming year was massive "Exxon-Mobile like" consolidation in the enterprise infrastructure market. In IDC's opinion, the announced acquisition of Compaq by Hewlett-Packard represents the first major domino to fall in a series of acquisitions and mergers that will have to take place in the infrastructure market that will affect everyone from Cisco to Dell to Sun Microsystems to EMC. HP's announced acquisition of Compaq is a sound business strategy to increase revenue and reduce expenses in a market that is changing rapidly and consolidating. The nature of the infrastructure market is evolving and companies that want to play in this new world will have to alter their thinking radically to compete. HP's and Compaq's management recognize this fundamental change in market dynamics. The challenge will be whether they can restructure and execute rapidly enough to be successful.
FILING INFORMATION
September 2001
IDC #
Volume: 1
Tab: Markets

- 2 - A IDC
THE ANNOUNCEMENT
On Sept. 4, HP and Compaq jointly announced that they have agreed to merge, pending regulatory approval. Highlights of the announcement include the following:
o The stock-based transaction, valued at $25 billion, would combine the resources of HP (with $48.8 billion in annual revenues) and Compaq (with $42.4 billion in annual revenues. Compaq shareholders would receive 0.6325 shares of HP stock for every share of Compaq stock they already own.
o The resulting company would have $87 billion in annual revenues, provided those revenues do not erode as the two companies work to combine their operations and their product lines. IDC notes that HP is the entity for which the combined company would be named; IDC further notes that HP's market capitalization is $45.1 billion, while Compaq's is $20.9 billion. HP's reported profits for 2000 were $3.7 billion, while Compaq's reported profits were $0.6 billion.
o The deal can go forward only if the market capitalization is sufficient to make the merger economically attractive. If, on the other hand, the Compaq and HP stocks lose value in coming weeks, as the stock market reacts to the proposed merger, then the total value of the transaction will drop, as well.
o The combination of HP and Compaq was presented as a market-share threat to IBM, which until now has been the Number One server vendor worldwide, with a lead of more than 5 to 6 percent market share over the next closest server rival.
o HP's new structure would be based on four operating units, each of which would combine the two companies' go-to-market and product development plans and personnel.
o By combining the two firms, the merged company plans to realize savings of $2.0 billion in the first year of operation, growing to $2.5 billion annually by mid-2004. The savings would come through operational efficiencies, reduction of duplicated business activities and reductions in their combined workforce from the total of 145,000 employees that both firms employ today in 160 countries worldwide.
o The proposed merger is subject to approval by shareholders of both companies--and by governmental regulatory organizations. If approved, the transaction is expected to close sometime in the first half of CY 2002.

A IDC - 3 -
IDC ANALYSIS
While the first 24 hour reaction by many financial and industry analysts has been negative, IDC warns that we should not be so quick to judge. IDC believes that analysts will begin to sober up from their `negative euphoria' over the course of the next few weeks. The proposed acquisition is one of the most important mergers in the history of the computer market and it has created significant shock waves through the industry. The proposed merger between Compaq and Hewlett-Packard presents a real threat to competitors in the infrastructure hardware market and they will have to sit up, take notice and plan accordingly to compete with this potential systems giant. If the merger is approved, the HP/Compaq company would be a giant in servers, PCs, software and services. It would also beg the question of whether other large players, such as IBM, Sun, EMC, Dell, Fujitsu-Siemens and even Cisco should ally themselves with others in order to gain more critical mass in infrastructure hardware sales. As we move from a point product world to an integration and solution oriented world, this acquisition makes a considerable amount of sense. If the deal goes through, the impact will be huge, and the `turbulence' from this jumbo jet could overwhelm other, smaller vendors.
HOW DO YOU GROW IN A CONSOLIDATING MARKET?
In a market that is evolving and consolidating as fast as the infrastructure hardware market, companies that wish to compete have two options: They can grow vertically or they can grow horizontally. Hewlett-Packard tried to grow its business vertically last year by attempting to get into the professional services business with its failed acquisition of Price Waterhouse Coopers. Having missed that opportunity, the company opted to grow its revenue horizontally, with the announced acquisition of Compaq. One of the benefits of a horizontal strategy is the corporate culture in a similar company facing similar problems will be much easier to digest than a very different services organization like PWC. The acquisition provides the new company with a massive installed base of hardware and a formidable services organization to integrate and manage hardware solutions.
THE MERGER FROM AN IT INFRASTRUCTURE PERSPECTIVE
On September 4 th , Hewlett-Packard and Compaq agreed to merge, creating an $87 Billion global technology entity. Together, the two companies would represent the largest single supplier of server hardware to the market. Based on annual 2000 server market data, the two companies represent 31% of the worldwide server market's factory revenue - far outpacing IBM's 23% share.
While the announced acquisition entails a tremendous amount of consolidation and reorganization, the new company will represent a force to be reckoned with in infrastructure hardware market. It will represent a massive industry standard alternative that will, if executed correctly, compete toe to toe with IBM.

- 4 - A IDC
While both Hewlett-Packard and Compaq enjoyed strong revenue and market share growth in the server market during the period leading up to the end of 1999, the market share of the two combined companies has been stagnant to declining for the past year and a half (see figure 1). In the highly competitive and consolidating world of IT infrastructure hardware, this dynamic is forcing the two companies to increase revenue and reduce expenses through acquisition. Over the course of the last year, both Compaq and HP have been on a buying spree in order bolster their respective companies' position and to remain competitive. The merger of these two systems giants is a logical extension of a strategy already well under way at both organizations.
THE HEWLETT-PACKARD - COMPAQ STRATEGY
Most of the executives designated to run the product and services divisions within the new HP are Hewlett-Packard veterans. In perhaps a nod to Compaq's worldwide leadership position in the Standard Intel Architecture Server (SIAS) market, however, Peter Blackmore, currently the executive vice president of Compaq's Sales and Service organization, has been given the responsibility of leading the new company's $23 billion IT infrastructure business. HP's new IT infrastructure business will encompass servers, storage, networking hardware and software. This division, if executed properly, will create a massive partner and channel for industry standard components, operating systems, services and independent
FIGURE 1
SHARE OF COMBINED HEWLETT-PACKARD AND COMPAQ FACTORY REVENUE (US$M) OF THE WORLDWIDE SERVER MARKET, Q2 1996 - Q2 2000
0%
5%
10%
15%
20%
25%
30%
35%
Q296 Q496 Q297 Q497 Q298 Q498 Q299 Q499 Q200 Q400 Q201
Flat to declining growth in
market share since Q3 99
Source: IDC, 2001

A IDC - 5 -
software vendors - in effect creating an industry standard giant alternative for the infrastructure market. The new HP will have to position itself in this light. It will have to convince its customers and partners that it can walk them through the upcoming period of change in the IT infrastructure market more cost effectively and more competently than IBM or any other total solution vendor. While it will be a daunting task, having a chance is better than no chance at all.
PROS
o The two companies will bring to bear an unprecedented installed base of IT hardware supported by a $15 billion services business with approximately
65,000 employees.
o The company currently maintains a truly massive channel and partner base in which to fulfill and support its existing and potential customers.
o The company will position itself as the industry standard solution flagship for the market. Velocity is key in this industry. A single entity that represents one of the largest consumers of memory, disk storage, processors, operating system licenses, LCD monitors and a host of other technology will help dictate the direction of the industry standard infrastructure market. o
o While maintaining similar product lines, the two companies have very different strengths in specific vertical markets and different geographies.
The merger helps fill in these holes across the entire market landscape. o
o The acquisition may be just what is needed to shake up the established corporate culture at both organizations. Compaq's aggressive and largely PC oriented background has the potential to compliment HP's traditional engineering and technology heavy culture. Additionally, this acquisition forces a restructuring and re-purposing of the massive entrenched middle management of the combined organization at a pace and completeness that neither company was achieving alone.
o A lot of additional capital to acquire additional companies in the portion of the market where the value is going - software tools, integration and management services. It is a buyers market and the big acquisitions are just getting started.
CONS
o The new HP needs to undergo a considerable amount of restructuring in order to be competitive. For that matter, so did the old HP and the old Compaq. An
$87 billion company may be more difficult to restructure than a $50 billion one.
o The new management team will have to move fast. In today's market environment, the new HP will have to eat on the run or get left behind by its competition.

- 6 - A IDC
o Very reliant on its partners for its success. A few missteps at Intel or Microsoft might ruin everything for the new HP.
o Nervous customers and channel partners. Hewlett-Packard needs to get feet on the street to limit the number of customers and partners that will jump ship over the course of the next 18 months.
The areas of product overlap will allow for operational efficiencies, and subsequent cost savings--but only if some very hard decisions are made to bring some of the products to end-of-life status in coming years. This will be a difficult dance with enterprise customers, since the specific products in question may be the very ones that they consider to be mission-critical. If the wrong products are discarded, large corporate IT organizations might decide to shop for a suitable, or "safe" alternative from other vendors.
LOTS OF WOOD BEHIND THE ITANIUM-SERVER ARROWHEAD
The new HP would be to Intel's Itanium microprocessor what IBM and Sun are to RISC microprocessors. This merger would result in a classic shoot-out at high noon over whether RISC or Itanium will prevail as the strongest microprocessor platform for enterprise servers. A merged HP/Compaq would be more effective at making Itanium an industry-standard platform for enterprise servers than two companies battling each other in the marketplace with competing advertising and marketing campaigns.
Both HP and Compaq had similar strategies in the Itanium space-- and both had their own claim on a special relationship with Intel. Starting in early 1993, HP co-designed the Itanium architecture with Intel, and optimized its enterprise-oriented HP-UX Unix operating system for use on Itanium. More recently, Compaq decided to halt future development of its Alpha microprocessor line after the EV 7 generation, and to move all its enterprise servers to the Itanium platform by 2004. Compaq and Intel reached an agreement in July, and the two companies have already begun the process of "re-badging" more than 100 of Compaq's RISC and software-compiler engineers, moving them over to Intel as they completed their Alpha development tasks.
If the HP/Compaq merger is approved, then the combined company would be ready to launch three major operating systems on McKinley-based systems as soon as they ship in 2002: 64-bit Microsoft Windows 2000; HP-UX Unix (already a
64-bit operating system) and 64-bit Linux.
THE COMPETITIVE LANDSCAPE
While the short term prospects for companies like IBM, Sun Microsystems, Dell and Fujitsu-Siemens may look rosy, they shouldn't uncork the champagne just yet. If Hewlett-Packard can navigate the merger with Compaq quickly enough and drive efficiencies throughout its production supply chain, sales and services divisions, its competitors may be faced with a formidable

A IDC - 7 -
end-to-end enterprise solutions company that can stand toe to toe with the best of them.
The competitive landscape of the infrastructure hardware market beyond an individual (and to an increasing degree, artificial) server, storage and networking hardware stovepipe perspective begins to get shaken up considerably. Figure 2, below, illustrates the worldwide market share of the infrastructure hardware market across the broad range of similar technology from switches and routers to servers and disk storage systems. The new HP could evolve to become the leading supplier of IT infrastructure, surpassing IBM and Cisco as the leading players.
It is when one views the infrastructure hardware market in its entirety that the merger and acquisition roadmap for the next few years begins to take shape. Surviving companies will have to position their businesses as total solution infrastructure suppliers, which offer all of the plumbing, storage and processing power as well as the services to deploy and integrate all of these products under one brand.
A successful HP/Compaq will cast an immediate shadow on companies like Dell and Sun Microsystems and a long term threat to companies like EMC and even Cisco. Even the possibility of a successful HP/Compaq will force these companies to accelerate their current restructuring and long term strategies in order to position themselves to compete effectively. It is largely because of this reason that IDC believes this acquisition represents only the first in a series
FIGURE 2
WORLDWIDE MARKET SHARE OF REVENUE (US$M) IN THE INFRASTRUCTURE HARDWARE
MARKET, 2000
Sun
Microsystems
11%
EMC
4%
Others
34%
Cisco
14%
IBM
14%
COMPAQ
13%
HP
10%
TOTAL: $140 BILLION
Source: IDC, 2001

- 8 - A IDC
of mergers and acquisitions which will impact the market and the competitive landscape over the course of the next few years.

IMMEDIATE CHALLENGES FOR HP/COMPAQ
The most obvious issue concerning the merger is the wide level of overlap between the two companies' offerings. Only in the printer side could it be said that there is a significant difference in their portfolios. In the services area the two companies essentially compete in the same markets. The new company will need to work quickly to re-deploy its resources to widen its offerings in quite a number of areas. However, both companies are well used to reorganization in recent years.
Some of the issues to be addressed in coming months will be:
o HOW MANY OF THE EXISTING BRANDS WILL BE DROPPED? In the Standard Intel Architecture Server (SIAS) area the companies respectively have the Netserver and Proliant lines. While it is clear that the new company will operate as HP, it intends to retain some of the Compaq brands for its products (although it has not announced which ones). This makes sense since Compaq, on the whole, has better brand recognition for products such as the Proliant. Compaq has also spent two years promoting brands very strongly through advertising, sponsorship and other methods. It will be interesting to see how much of this investment will pay off following the creation of the new company.
o HOW CLEAR CAN THE ADVANCED SERVER LINE STRATEGY BECOME? Compaq's recently announced a fast track movement of its OpenVMS, Tru64 and Non Stop Kernel
(NSK) operating systems quickly to the third generation IA64 chip. This essentially mirrors HP's decision to move its HP-UX and MPE-iX operating systems to the second-generation IA64 chip. Although this appears to be relatively clear, it will still be multiple years before the combined company will be able to walk away from PA and Alpha chips. It will certainly be a few more before it might be able to use a combined underlining architecture to support its five proprietary operating systems (if ever). It should be noted that the support and continued development costs for these platforms are likely to be a very high, especially through 2002/2003.
o HOW QUICKLY CAN THE INCREASINGLY CRITICAL SYSTEM MANAGEMENT LAYERS OF THE TWO ORGANIZATIONS BE INTERWOVEN? The rapid integration of HP's powerful OpenView enterprise-management framework and Compaq's investment in broadening its highly popular Compaq Insight Manager portfolio will be an important aspect of the merger. One of the key differentiators in today's infrastructure market is the ability to migrate expensive people-oriented services to less expensive software deployment and management tools for clusters of distributed servers, storage, and server blades. HP/Compaq have the tools to be an industry leader in this segment if they can put it together quickly.

A IDC - 9 -
o DOES THE COMBINED COMPANY NEED BOTH HP-UX AND TRU64 AS UNIX OPERATING SYSTEMS? Probably not, although some customers would clearly have problems in moving from one platform to another, especially if they written their own code for corporate applications. No consolidation of the two companies' offerings is expected for some time yet.
o HOW QUICKLY WILL THE COMPANY BE ABLE TO DEVELOP END-TO-END SERVICES CAPABILITIES? The combination of the two services groups will certainly not create a business equal to IBM's Global Services group. Despite aspirations over the past few years, both companies lack the business consulting skills that are needed in many of the most high margin services markets today - hence HP's interest in acquiring PWC less than a year ago. It will be interesting to see how quickly the new company will be able to create a broader range of services - or whether it will remain in, essentially, the infrastructure services space.
A merged entity could offer up a very rich smorgasbord of products and services, indeed--something that IBM has been doing so effectively for the last two years. Over time, the duplication between the HP and Compaq offerings could be weeded out, reducing overall costs and administrative overhead. Storage offerings from HP, including the Hitachi-built XP512 storage system, would join Compaq's StorageWorks line. HP's powerful OpenView enterprise-management framework would join Compaq's highly popular Compaq Insight Manager for managing clusters of distributed servers or local-area-networks. Both HP and Compaq have extensive service capabilities worldwide, but would be much stronger in competing with IBM Global services if they were to combine their resources to serve global customers.
However, a merged entity would have to be exceedingly careful not to kill off products "before their time," since enterprises develop strong dependencies on certain IT technologies that support mission-critical operations.
Himalaya, for example, may not be widely used--but its strongest supporters include stock exchanges (the New York Exchange's SIAC back-office operation), airline reservations systems (the AMR Sabre system) and the worldwide funds-transfer trading system (including the S.W.I.F.T network). While it might be tempting to move the NonStop Himalaya line towards an end-of-life strategy, IDC believes a successful HP/Compaq will extend this products portfolio and reach into as many adjacent verticals and roles as possible. CONCLUSION
It all comes down to execution.
Almost like the impoverished self-interested Scottish nobles in the movie Braveheart, systems companies have been fighting with each other for pieces of the market not addressed by the English King (played in this example by Big
Blue). The merger of Compaq and Hewlett-Packard represents one of the few potential competitors to

- 10 - A IDC
IBM's long standing leadership of the infrastructure hardware market. If Hewlett-Packard can organize itself and its partners quickly and effectively enough before getting run over by the oncoming mounted IBM knights, it will provide the market with a viable alternative to IBM's traditional leadership position and make for a much more competitive and customer focused market environment than we have today.

Forrester Brief - The Compaq-HP Merger: It's About Survival

           "The Compaq-HP Merger: It's About Survival"

             September 4, 2001
            Despite Wall Street talk of synergies and cost savings, the Compaq-HP merger is about something bigger: survival in a consolidating industry. By acting now, these firms guarantee that they'll still be here to compete in the post-PC world of services.

            by Carl D. Howe with Charles Rutstein, Charles Homs, Heather Liddell

      Hewlett-Packard today announced a $24 billion merger with Compaq Computer, sending shock waves through the PC industry. Assuming regulatory approval, the company created by this merger will: Boast $87 billion in annual revenue. The newly merged Hewlett-Packard will be second only to IBM -- with $90 billion -- in revenue from IT products and services.

        Be the global leader in servers, imaging, and access devices. Product dominance in categories like Intel-based servers, digital cameras and printers, and pocket PCs will give the combined firm immense market power. The new company will also control nearly two-thirds of retail PC sales.

        Cut $2 billion in costs. By eliminating redundant functions between the two firms and cutting the number of contract manufacturing suppliers, the resulting firm expects to sport a leaner cost structure by 2003, with efficiencies increasing to $2.5 billion in 2004.

      HP NEEDED THIS DEAL FOR SURVIVAL IN THE POST-PC ERA

      By any measure, the PC market is in shambles, with PC sales falling 10% this year and firms like Gateway axing unprofitable geographies and products. But with this merger, Carly Fiorina and Michael Capellas are looking beyond the current thunderstorm. After a nightmarish two years of integration, the new HP will emerge stronger with:

        One of the few remaining computer businesses. Michael Dell launched a price war this year in hopes of driving his competitors out of business during the downturn. But the new HP will have the deep pockets required to sustain short-term losses and product diversification that Dell Computer doesn't have. The result? The new HP lives to fight on in the era of services and non-PC platforms instead of being stuck fighting for the title of lowest-cost PC maker.

        A locked-in $15 billion services business. Technology investments have a surprisingly long lifetime -- both HP's and Compaq's customers struggle to maintain a wealth of complex legacy technology ranging from old HP 3000 servers to Compaq's OpenVMS operating system. With a combined 65,000 services professionals, the new HP will be in a unique position to retain, satisfy, and upsell these customers -- something it couldn't do without the merger.

        A portfolio of important technologies. With the Compaq deal, HP picks up two high-growth product lines -- the iPAQ pocket PC, and Compaq's no-nonsense storage business -- and a gold-plated, nonstop platform business. In five years, these technologies will be more profitable than servers and desktop PCs.

      USERS SHOULD DO THEIR OWN THUNDERSTORM PLANNING

      The next two years aren't going to be pretty while HP tries to digest the Compaq acquisition, as anyone who remembers the Compaq-Digital merger can attest. So what can users do to keep the pain of this acquisition from affecting them?

        Stay the course for the next nine months. Both Compaq and Hewlett-Packard must continue with business as usual until this merger's expected close in mid-2002. Users shouldn't expect any technology road maps to change during that period, nor should they alter their buying plans. Instead, now's a good time to lock in favorable services deals.

        Look at the new HP a year from now for infrastructure outsourcing deals. Compaq's services staff will add multivendor experience to HP's more proprietary services business. By the time the dust settles on this merger, the new HP will have the staff and skills to handle desktop and multivendor networking jobs that IBM Global Services and EDS won't touch.

      This document is offered in the following products:

       Infrastructure Market Focus
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       Computing, Networks, & Communications

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